Lancaster City, Pennsylvania, located in the southeast corner of the state, Lancaster City, is home to 60,000 people. There's a lot of discussion in Lancaster City about the need for affordable apartments.

I'm Jeremy Feakins. I'm the Chairman and Founder of OZFund, Inc. The OZFund is a community-focused qualified Opportunity Fund. The OZFund has acquired a large property located at 800 South Queen Street, Lancaster, Pennsylvania.

The proposed redevelopment would be one of the first new construction apartment projects developed in Lancaster City in over 50 years. This will help increase the city's currently low residential inventory and address the very strong demand for new housing and urban living. Our property will be developed into 72 affordable apartments, both one and two-bedroom, and 14,500 square feet of commercial space including a daycare center.

Lancaster is experiencing extraordinary investment and new buildings are popping up everywhere, but of the new units both rental and for sale that have been recently completed, currently, less than 20% are considered affordable. Our OZFund provides a path for investors to support local communities. Now, that's never been available until now.

The new community plans to include quality, mixed-income housing, outdoor community space, access to fresh food options, healthcare services, new modern storage options, and employment and social services that cater to the needs of the community. Making the most of the design is of paramount importance to the OZFund since tenants have choices. We want to give our tenants plenty of reasons to choose our apartments and we pride ourselves on designing and building apartments that we ourselves would want to live in.

800 South Queen Street is in a qualified opportunity zone. Opportunity zones are economically distressed census tracts designated by the state governments, where new investments under certain conditions may allow some investors to claim tax benefits and delay paying taxes on capital gains, depending on multiple factors and how long they hold investments in the qualified opportunity's own property.

What we're looking for are investors to support low-income communities by investing in OZFund. The OZFund project is set to transform the community. It will provide attractive new housing and commercial opportunities in our vibrant city and will be key to the city's continued economic development and success.